Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated May 30, 2007
Relating to Prospectus Supplement dated May 30, 2007
to Prospectus dated May 31, 2006
Registration No. 333-134603
1,000,000 Shares
DXP Enterprises, Inc.
Common Stock
TERM SHEET

Issuer	DXP Enterprises, Inc.

Ticker/Exchange	DXPE/NASDAQ Global Market

Offering size	1,000,000 shares by the issuer

Over-allotment option	None

Public offering price	$47.00 per share

Sales commission	$2.115 per share

Net proceeds to issuer (after payment of the sales commission and other expenses)
$44,560,000, of which approximately $35.0 million will be used to repay all outstanding borrowings under the issuer’s credit facility and the remainder will be used for general corporate purposes, which may include acquisitions

Trade date	May 30, 2007

Settlement date	June 4, 2007

Placement agent	Stephens Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or the placement agent will arrange to send you the prospectus if you request it by calling Stephens Inc. toll-free at (800) 643-9691.
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